UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone

Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Financial Information Regarding Acquisition of Times Good Limited

As previously disclosed in the Report on Form 6-K of the Company filed with the Securities and Exchange Commission on March 31, 2026, Maase Inc. (the “Company”) completed its acquisition of 100% of the equity interest of Times Good Limited (“Times Good”) on March 30, 2026, which in turn, controls core assets and operations of Huazhi Future (Chongqing) Technology Co., Ltd. and its subsidiaries (collectively, the “Huazhi Group”) and is the primary beneficiary of Huazhi Group for accounting purposes.

The Company is filing this Current Report on Form 6-K (this “Form 6-K”) to provide (i) the audited combined financial statements of Times Good Limited, for the year ended June 30, 2025; and (ii) the unaudited pro forma condensed combined financial statements as of June 30, 2025 of the Company and its subsidiaries upon giving effect to the combination of Times Good and its subsidiaries.

Attached as exhibits to this Form 6-K are:

(i) Audited combined financial statements of Times Good for the year ended June 30, 2025 as Exhibit 99.1 and relevant consent letter as Exhibit 99.2; and

(ii) Unaudited pro forma condensed combined financial information of the Company and its subsidiaries upon giving effect to the consummation of the acquisition of Times Good and its subsidiaries as Exhibit 99.3.

The unaudited pro forma condensed combined financial information that has been included as Exhibit 99.3 to this Form 6-K does not necessarily reflect what the Company’s results of operations, balance sheets or cash flows would have been during the periods presented had the acquisition of Times Good and its subsidiaries had been consummated and does not necessarily indicate what the Company’s results of operations, balance sheets, cash flows or costs and expenses will be in the future.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-277814) filed with the U.S. Securities and Exchange Commission on March 11, 2024.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Audited combined financial statements of Times Good Limited for the year ended June 30, 2025
99.2	Consent of Enrome LLP
99.3	Unaudited pro forma condensed combined financial statements as of June 30, 2025 of the Company and its subsidiaries upon giving effect to the consummation of the acquisition of Times Good Limited and its subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: June 12, 2026	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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